UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-39950

Evaxion A/S
(Exact Name of Registrant as Specified in Its Charter)

Dr. Neergaards Vej 5f
DK-2970 Hoersholm
Denmark
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in Evaxion A/S’s registration statements on Form S-8 (File No. 333-255064), on Form F-3 (File No. 333-265132), on Form F-1, as amended (File No. 333-266050), Form F-1 (File No. 333-276505), Form F-1 (File No. 333-279153), Form F-1 (File No. 333-283304), and Form F-3 (File No. 333- 285778), including any prospectuses forming a part of such registration statements and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Press Release

On November 4, 2026, Evaxion A/S (the “Company”), a clinical-stage TechBio company specializing in developing AI-Immunology™ powered vaccines, issued a press release titled "Evaxion will present new target validation data for EVX-04, an off-the-shelf therapeutic vaccine for acute myeloid leukemia at ASH 2026 Meeting". A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K.

Exhibits

Exhibit Number	Description

99.1	Evaxion will present new target validation data for EVX-04, an off-the-shelf therapeutic vaccine for acute myeloid leukemia at ASH 2026 Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Evaxion A/S
(Registrant)

Date: November 4, 2026	By:	/s/ Helen Tayton-Martin
Helen Tayton-Martin
Chief Executive Officer